CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees

Consulting Group Capital Markets Funds

We consent to the use of our report dated October 30, 2007, incorporated herein by reference, on the financial statements of Large Capitalization Growth Investments, Large Capitalization Value Equity Investments, Small Capitalization Growth Investments, Small Capitalization Value Equity Investments, International Equity Investments, Emerging Markets Equity Investments, Core Fixed Income Investments, High Yield Investments, International Fixed Income Investments, Municipal Bond Investments, and Money Market Investments, each a series of Consulting Group Capital Markets Funds, as of August 31, 2007, and to the references to our firm under the captions “Financial Highlights” in the prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Boston, Massachusetts

December 26, 2007